EXHIBIT 7


                   [LETTERHEAD OF WEIL, GOTSHAL & MANGES LLP]


                                February 8, 2000



Scott C. Verges, Esq.
Secretary and General Counsel
Burnham Pacific Properties, Inc.
100 Bush Street, 24th Flr.
San Francisco, CA  94104

Dear Mr. Verges:

                     On behalf of Schottenstein Stores Corporation, Jubilee Limited Partnership, Jubilee Limited Partnership III, Schottenstein Professional Asset Management Corp. and Jay L. Schottenstein (collectively, the "Schottenstein Group"), I am responding to your letter to Jay Schottenstein of February 3, 2000, with respect to Amendment No. 3 to the Schedule 13D of the Schottenstein Group filed with the Securities and Exchange Commission on February 1, 2000.

                     Your letter seeks to characterize the Schottenstein Group as unreasonable for refusing to sign a "confidentiality agreement" that has more to do with restricting the Schottenstein Group's rights as shareholders than protecting confidential information. In addition to asking potential bidders to protect the confidentiality of proprietary or other non-public information of Burnham Pacific Properties, Inc. (the "Company"), the Company has insisted upon "standstill provisions" limiting their ability to make acquisition proposals and exercise their rights as shareholders to propose nominees for directors or make other proposals.

                     You cite the fact that other potential bidders have agreed to such restrictions as evidence that standstill provisions are "customary in this context." Execution by a non-shareholder of a confidentiality agreement containing "standstill provisions" is not at all "evidence" that such provisions are "customary" in such context. As a holder of approximately 9.4% of the Company's common stocks, the Schottenstein Group believes that it remains in a unique position among the potential bidders. Unlike other third parties with no economic interest in the Company, the Schottenstein Group cannot waive its


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rights as a shareholder and allow management to entrench itself indefinitely.
The uniqueness of our client's position is further reflected in the fact that the Schottenstein Group first proposed to acquire the Company in June 1999 (which bid was flatly rejected by the Company) and, since that time, the Company refused our numerous requests to conduct due diligence with a view toward an acquisition transaction. The Schottenstein Group believes its acquisition proposals were not welcomed by the Company's Board of Directors or management and it has reasonably become concerned that it will not be treated in a fair and equitable fashion in any bidding process. This concern was heightened by the fact that representatives of the Company flatly refused to insert language into the confidentiality agreement that would assure the Schottenstein Group fair and equitable treatment in any sale process.

                     Your letter suggests that the Schottenstein Group was no longer interested in participating in the Company's bidding process because of certain documents filed with the SEC. Reference to "documents filed with the SEC" presumably refers to the Schedule 13D filed by Westbrook Real Estate Partners, L.L.C. and its affiliates ("Westbrook") on January 13, 2000 (the "Westbrook Filing"). The Westbrook Filing indicated that Westbrook was considering alternative courses of action in view of the facts, among others, that the Schottenstein Group's proposals to acquire the Company were not pursued by the Company, that the Company adopted a "poison pill" shareholder rights plan and various executive severance plans, that the Company allegedly failed to honor Westbrook's rights to observe Board of Director and committee meetings and refused to amend the "poison pill" to allow Westbrook to purchase additional shares. In the Westbrook Filing, Westbrook also stated that, in view of the foregoing, Westbrook has become increasingly concerned that the Company "may not actively pursue [its] strategic alternatives, and that the [Company] may not conduct an open, transparent and fair process for the maximization of shareholder value to the extent it does pursue such strategic alternatives."

                     The Schottenstein Group shares Westbrook's concerns. As indicated above, because of such concerns, the Schottenstein Group requested the Company's assurance that it receive "fair and equitable" treatment in any


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bidding process. The Company's refusal to provide such assurance heightened such concerns and the Schottenstein Group believes that negotiations with the Company concerning the so-called "confidentiality agreement" broke down over this issue.

                     The Schottenstein Group remains willing and eager to participate in the Company's bidding process and hereby demands a meeting with the Company's Board of Directors to resolve this matter as soon as possible.




                                                    Sincerely yours,

                                                    /s/ J. Philip Rosen

                                                    J. Philip Rosen



cc:     Jay L. Schottenstein














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